Exhibit 99.2

StoneCo Ltd.
c/o Harneys Fiduciary (Cayman) Limited

Fourth Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002

Cayman Islands

PROXY STATEMENT

General

The board of directors of StoneCo Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on September 27, 2022 at 10:30 a.m., Cayman Islands time (GMT-5). The AGM will be held at the offices of the Company at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On or about August 24, 2022, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on August 18, 2022, EST (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 312,297,476 Common Shares were issued and outstanding, including 280,656,291 Class A Common Shares and 31,641,185 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, it will be noted that you have abstained from voting on the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on September 26, 2022 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@stone.co, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on September 26, 2022.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

The Company seeks shareholder adoption and ratification of the Company’s 2021 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2021. A copy of the Company’s Audited Accounts is included in the 2021 annual report on Form 20-F which is available on the Company’s website at https://investors.stone.co/financials#secfilings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

PROPOSAL 2:

APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR AS A DIRECTOR

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors have nominated André Street de Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR TO THE BOARD OF DIRECTORS.

PROPOSAL 3:

APPROVAL OF THE ELECTION OF CONRADO ENGEL AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Conrado Engel for election as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF CONRADO ENGEL TO THE BOARD OF DIRECTORS.

PROPOSAL 4:

APPROVAL OF THE REELECTION OF Roberto Moses Thompson Motta AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Roberto Moses Thompson Motta for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Roberto Moses Thompson Motta TO THE BOARD OF DIRECTORS.

PROPOSAL 5:

APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Luciana Ibiapina Lira Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar TO THE BOARD OF DIRECTORS.

PROPOSAL 6:

APPROVAL OF THE REELECTION OF PEDRO HENRIQUE CAVALLIERI FRANCESCHI AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Pedro Henrique Cavallieri Franceschi for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF PEDRO HENRIQUE CAVALLIERI FRANCESCHI TO THE BOARD OF DIRECTORS.

PROPOSAL 7:

APPROVAL OF THE REELECTION OF Diego Fresco Gutiérrez AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Diego Fresco Gutiérrez for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Diego Fresco Gutiérrez TO THE BOARD OF DIRECTORS.

PROPOSAL 8:

APPROVAL OF THE ELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Mauricio Luis Luchetti for election as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF MAURICIO LUIS LUCHETTI TO THE BOARD OF DIRECTORS.

PROPOSAL 9:

APPROVAL OF THE ELECTION OF PATRICIA REGINA VERDERESI SCHINDLER AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Patricia Regina Verderesi Schindler for election as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF PATRICIA REGINA VERDERESI SCHINDLER TO THE BOARD OF DIRECTORS.

PROPOSAL 10:

APPROVAL OF THE ELECTION OF PEDRO ZINNER AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Pedro Zinner for election as a director of the Company, to serve until the next annual general meeting of shareholders or until their removal in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF PEDRO ZINNER TO THE BOARD OF DIRECTORS.

Information relating to the director nominees as set forth above in Proposals 2 – 10.

Name	Age	Current Position/Title
André Street de Aguiar	38	Director and Chairman
Conrado Engel	64	Director and Vice Chairman
Roberto Moses Thompson Motta	65	Director
Luciana Ibiapina Lira Aguiar	49	Director
Pedro Henrique Cavallieri Franceschi	26	Director
Diego Fresco Gutiérrez	52	Director
Mauricio Luis Luchetti	63	Director
Patricia Regina Verderesi Schindler	51	Director
Pedro Zinner	48	Director

André Street de Aguiar is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company that geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. and Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.

Conrado Engel is a member of our board of directors, a position he has held since 2022. Mr Engel is a senior advisor of General Atlantic for its Latam portfolio. He began his career in 1981 as a management trainee at Citibank S.A., where he worked for seven years. From 1992 to 1997, Mr. Engel served as head of the credit cards business for Banco Nacional-

Unibanco. In 1998, he became chief executive officer of Losango Consumer Finance Co. From October 2003 until the end of 2006, Mr. Engel became head of the retail business of HSBC BANK BRASIL S.A. in Brazil and member of its executive committee. From January 2007 to May 2009, he served as head of the retail business and member of the executive committee of HSBC ASIA PACIFIC HOLDINGS (UK) LIMITED in the Asian-Pacific region, in Hong Kong. In May 2008, Mr. Engel was appointed group general manager and became chief executive officer of HSBC BANK BRASIL S.A., where he remained until March 2012. From May 2012 and until January 2018, he served as head of the retail business and the wealth management & specialized businesses, including auto joint ventures from Santander. From January 2108 and until December 2019, Mr. Engel was a member of Santander Board of Directors and a member of Risk and Compliance Committee, as well as chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and Chairman of the advisory board of Santander Brasil Gestão de Recursos. Mr Engel holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA.

Roberto Moses Thompson Motta is a member of our board of directors, a position he has held since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Thompson Motta serves as Chairman of our Finance Committee and Vice-chairman of our Compensation Committee. Mr. Thompson Motta has served as a member of the board of directors of Anheuser-Busch InBev since 2020, and of AmBev S.A since 1999. He also served as a member of the board of directors of Lojas Americanas S.A. from 2001 until 2020, São Carlos Empreendimentos e Participações S.A. from 2001 until 2020, and Restaurant Brands International Inc. from 2014 until 2021. Mr. Thompson Motta is one of the founding partners of 3G Capital Inc., and continues to serve as a member of its investment committee. Prior to 3G Capital, he was one of the founders and managing partners of GP Investimentos Ltda. Mr. Thompson Motta is a Brazilian citizen and holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. We believe that Mr. Thompson Motta is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a member of the Advisory Committee of DLP Capital LLC.

Luciana Ibiapina Lira Aguiar is a member of our board of directors, a position she has held since 2020. Since 2017, Mrs. Aguiar is also partner of a Brazilian law firm Bocater, Camargo, Costa e Silva Advogados. Prior to that Mrs. Aguiar was tax partner of a Brazilian law firm Mariz de Oliveira e Siqueira Campos Advogados for 2 and half years. Mrs. Aguiar was previously a member from Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly-held companies. Mrs. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences and a Master degree in Tax Law from Fundação Getúlio Vargas.

Pedro Henrique Cavallieri Franceschi is Co-Founder & Co-CEO of Brex — a company reimagining financial systems so every growing company can realize their full potential and take control of their spend and business as they scale. At the age of 12, Pedro was the first person to “jailbreak” the iPhone 3G in Brazil and subsequently was the first person to build software to make Apple’s Siri virtual assistant speak in Portuguese. At age 14, he built a popular window manager for Apple’s iPad allowing users to manage multiple applications simultaneously – a process previously impossible. As a Brazilian entrepreneur, Pedro built Pagar.me along with his cofounder Henrique Dubugras, being responsible for all technology and operations and scaling the company to a leading position in the Brazilian payments ecosystem. In the fall of 2016, Pedro and Henrique sold Pagar.me and enrolled at Stanford University only to then leave and found Brex in 2017. The company has already raised over $1 billion in equity financing from top-tier investors.

Diego Fresco Gutiérrez graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil. He is currently a member of the Board of StoneCo Ltd (NASDAQ: STNE) where is also is a member of the Audit Committee. Diego also acts currently as member of the Audit Committee of Votorantim Cimentos S.A. and of Itau Corpbanca Chile (NYSE: ITCB), where he also is an alternate director, and of Itau Corpbanca Colombia. Between 2014 and 2021, he was a member and the financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. Since 2013, he is a member of the Commission on Governance of Financial Institutions of the IBGC.

Mauricio Luis Luchetti is a member of our board of directors, a position he has held since 2022. Mauricio is an independent member of the YDUQS Board of Directors where he coordinates the People and Governance Committee and a member of the Monitoring and Performance Committee. He is also an independent member of the Board of Directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the Board of Directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the Boards of Directors of others publicy held Companies of JBS S.A., Taesa S, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A. where occupying several positions as Director of People and Management and Regional Director of Operations. From 2003 to 2006, he worked at the Votorantim S.A. where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A.. He has also been a parter at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and post-graduate in Finance and Humann Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Patricia Regina Verderesi Schindler is a member of our board of directors, a position she has held since 2022. has 30 years of experience in the financial markets, primarily in senior risk management, control and governance positions. She was a Managing Director at J.P. Morgan S.A. over the last 10 years with regional functions and Chief Risk Officer “CRO” for Brazil. She has also worked at Citigroup Inc. and Banco Safra S.A. in business, derivatives, credit and structured finance positions. Currently, she is an independent member of Credit Suisse Brazil’s S.A. board and chairman of Raizen’s S.A. Audit Committee. Mrs. Verderesi has a bachelor degree in business administration from Pontifícia Universidade Católica de São Paulo, with a finance MBA from Wharton Business School.

Pedro Zinner is a member of our board of directors, a position he has held since 2022. Pedro is chief executive officer of Eneva S.A. (“Eneva”), holding more than 25 years of experience in strategy, risk management and finance. He has been leading Eneva through its transformation journey over the past 5 years to position the company as a leading integrated energy corporation in Brazil. Pedro joined the company in 2016 as chief financial officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as chief executive officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale’s Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Zinner is on the board of directors of American Chamber - RJ and sits on the board of directors Escola ORT, a non-profit organization focused on technical training and education of middle and high school children. He is also a board member of Conselho Empresarial Brasileiro de Desenvolvimento Sustentável (CEBDS), a non-profit organization that promotes sustainable development through articulation with governments and society, and a member of the board of directors of the Brazilian Exploration & Production Petroleum Institute (IBP-ABEP). Pedro also sits on the board of directors of Movimento Brasil Competitivo, a non-profit organization engaged on promoting structural reforms involving private and public sectors in fostering economic development. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2021 Annual Report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, André Street de Aguiar Dated: August 24, 2022